EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-            ) and related Prospectus of Weatherford International Ltd. for the registration of 26,000,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 10, 2005, with respect to the consolidated financial statements and schedule of Weatherford International Ltd., Weatherford International Ltd. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Weatherford International Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Houston, Texas
October 5, 2005